UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

ORIENT-EXPRESS HOTELS LTD.
(Name of Issuer)

Class A Common Shares, $0.01 par value each
(Title of Class of Securities)

667743107
(CUSIP Number)

Lisa Chan
Dubai Investment Group
Emirates Towers, Offices, Level 38
P.O. Box 73311, Dubai, United Arab Emirates
+9714 318 9719

Copy to:
Dennis J. Friedman, Esq.
David M. Wilf, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 667743107
1.	Names of Reporting Persons. Jumeirah Assets LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dubai
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,911,611
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,911,611
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,911,611
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 667743107
1.	Names of Reporting Persons. Dubai Holding Commercial Operations Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dubai
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,911,611
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,911,611
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,911,611
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 667743107
1.	Names of Reporting Persons. Dubai Holding LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dubai
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,911,611
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,911,611
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,911,611
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 667743107
1.	Names of Reporting Persons. Mohammad Abdulla Ali Al Gergawi
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Arab Emirates
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,911,611
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,911,611
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,911,611
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) IN

Item 1.   Security and Issuer

This Statement on Schedule 13D relates to the Class A common shares, $0.01 par value each (the “Class A Common Shares”) of Orient-Express Hotels Ltd., a company organized under the laws of Bermuda (the “Issuer” or the “Company”).  The Issuer’s principal executive office address is 22 Victoria Street, Hamilton HM 12, Bermuda.

Item 2.   Identity and Background

This statement is filed on behalf of Jumeirah Assets LLC (“JALLC”), Dubai Holding Commercial Operations Group LLC (“DHCO”), Dubai Holding LLC (“DH”) and Mohammad Abdulla Ali Al Gergawi (“Mr. Gergawi” and, together with JALLC, DHCO and DH, the “Reporting Persons”).  Each of JALLC, DHCO and DH is a company organized under the laws of Dubai.  JALLC is a subsidiary of DHCO, which in turn is a subsidiary of DH.  JALLC is a company established for the purposes of owning the hotel assets of the Dubai Holding group.  Each of DHCO and DH is a holding company for the Dubai Holding group.  A majority of the shares of DH are owned by His Highness Sheikh Mohammed bin Rashid Al Maktoum.  Mr. Gergawi is the sole manager of each of JALLC, DHCO and DH.  Mr. Gergawi is a citizen of the United Arab Emirates.

The address of the principal business and principal office for each of the Reporting Persons  is c/o Dubai Holding, Emirates Towers, Offices, Level 49, P.O. Box 73311, Dubai, United Arab Emirates.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The 3,911,611 Class A Common Shares (the “Shares”) that may be deemed to be beneficially owned by the Reporting Persons were initially acquired by Dubai Financial LLC (“DF”), an affiliate of DH.  Such Shares were subsequently transferred to JALLC.  The aggregate purchase price for the Shares that the Reporting Persons may be deemed to beneficially own is approximately $241,652,021, which includes brokerage fees and other commissions paid in connection with such purchases.  Such funds came from the working capital of DH and its affiliates.

The Shares may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable regulations and such firms’ credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.   Purpose of Transaction

The Reporting Persons and their affiliates have been following the Company for a period of time as a potential investment or business combination opportunity. On several occasions in the last few months, representatives of the Reporting Persons have contacted the Company regarding the development of a joint strategy and possible transaction involving the Company and the hospitality assets of Jumeirah Group, an international luxury hotel chain and an affiliate of the Reporting Persons. In that connection, on September 10, 2007, an affiliate of the Reporting Persons proposed to the Company a transaction in which an affiliate of the Reporting Persons would have, subject to the approval of the Company’s Board, acquired all outstanding Class A Common Shares at a price of $60 per share in cash. The Company responded that it had no interest in pursuing such proposal.

Subsequently, another shareholder of the Company reported the acquisition of 10% of the Class A Common Shares and indicated its interest in a strategic transaction involving the Company. After the Company publicly announced that it had no interest in entering into a transaction with the shareholder, the Reporting Persons began acquiring the Shares in order to prevent this other shareholder from acquiring a significant stake in the Company. If a third party makes an offer for the Company or enters into an agreement with the Company or any affiliate thereof to acquire all or a majority of the capital stock or assets of the Company, the Reporting Persons may consider making an offer to acquire control of the Company, subject to its consideration of all relevant factors and circumstances (such as the price offered by the third party, the condition of the business of the Company at such time, and any other factors and circumstances that the Reporting Persons may consider relevant at such time).

The Reporting Persons currently believe that the Shares represent an attractive investment opportunity. As such, the Reporting Persons intend to hold the Shares and may contact the Company to determine whether there may be an opportunity for the Reporting Persons and the Company to pursue some form of joint strategy or transaction. There can be no assurance that any such transaction would occur.

The Reporting Persons and their affiliates will review their investment in the Company and may at any time (a) acquire additional Class A Common Shares in the Company in the open market or privately negotiated transactions; (b) dispose of all or a portion of the Shares owned by them; or (c) formulate plans or proposals with respect to any of the matters specified in Items 4(a) through (j) of Schedule 13D.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a)-(b) As of the date of this filing, JALLC is the beneficial owner of an aggregate of 3,911,611 Class A Common Shares, which constitutes 9.2% of the 42,443,000 Class A Common Shares reported by the Issuer as outstanding as of July 31, 2007.  As the direct or indirect parent companies of JALLC, DHCO and DH may be deemed to share voting and dispositive power of the Class A Common Shares beneficially owned by JALLC.  DHCO and DH disclaim beneficial ownership of such Shares for purposes of Section 13(d) of the Act, other than their pecuniary interest therein.  Based on his relationship with JALLC, DHCO and DH, Mr. Gergawi may be deemed to share voting and dispositive power of the Class A Common Shares beneficially owned by JALLC; Mr. Gergawi disclaims beneficial ownership of such Shares for purposes of Section 13(d) of the Act.

(c)  Set forth in Exhibit A hereto are the transactions in the Class A Common Shares during the past sixty days by the Reporting Persons.

(d)  The information set forth in Item 2 is incorporated herein by reference.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are currently no contracts, arrangements, understandings or relationships (legal or otherwise) between the entities named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Class A Common Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

Exhibit A:	Trading information as required by Item 5(c)
Exhibit B:	Joint Filing Agreement, dated as of October 18, 2007, by and among Jumeirah Assets LLC, Dubai Holding Commercial Operations Group LLC, Dubai Holding LLC and Mohammad Abdulla Ali Al Gergawi.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	October 18, 2007	Jumeirah Assets LLC

		By:	/s/ Mohammad Abdulla Ali Al Gergawi
Name: Mohammad Abdulla Ali Al Gergawi
Title: Manager

Date:	October 18, 2007	Dubai Holding Commercial Operations Group LLC

		By:	/s/ Mohammad Abdulla Ali Al Gergawi
Name: Mohammad Abdulla Ali Al Gergawi
Title: Manager

Date:	October 18, 2007	Dubai Holding LLC

		By:	/s/ Mohammad Abdulla Ali Al Gergawi
Name: Mohammad Abdulla Ali Al Gergawi
Title: Manager

Date:	October 18, 2007	/s/ Mohammad Abdulla Ali Al Gergawi
Mohammad Abdulla Ali Al Gergawi

EXHIBIT INDEX

A.	Trading Information as required by Item 5(c)

B.	Joint Filing Agreement, dated as of October 18, 2007